METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1.     Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.     Date of Material Change

April 7, 2006

Item 3.     Press Release

The press release attached as Attachment "A" was released on CCN Matthews in Canada and on Business Wire in the United States on April 7, 2006 pursuant to section 75(1) of the Act.

Item 4.     Summary of Material Change

Metallica Resources Inc. today reports that SEDENA (Secretaria de Defensa National) has responded to a court order and renewed a previously imposed restriction on the explosives operating, or blasting, permit it issued to Metallica’s Mexican subsidiary, MSX, for the Cerro San Pedro (CSP) project for the calendar year 2006. This restriction resulted from a legal action similar to a previous action brought against SEDENA to prohibit it from authorizing the use of explosives on ground owned communally by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit. MSX is working through both political and legal channels to have this restriction lifted and MSX counsel believes that it can be resolved within the next several weeks. This new restriction is not currently expected to impact the completion of construction, which is scheduled for the end of 2006.

Item 5.     Full Description of Material Change

The material change is described in the press release attached as Attachment "A".

Item 6.     Reliance on Section 75(3) of the Act

not applicable

Item 7.     Omitted Information

not applicable

Item 8.     Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Item 9.     Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of April 7, 2006.

" Bradley J. Blacketor" Bradley J. Blacketor Vice President, Secretary & Chief Financial Officer

PRESS RELEASE
ATTACHMENT A	Press Release No. 06-08

METALLICA RESOURCES REPORTS RESTRICTION IMPOSED ON BLASTING
PERMIT FOR CERRO SAN PEDRO PROJECT, MEXICO

Toronto, Ontario - April 7, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) today reports that SEDENA (Secretaria de Defensa National) has responded to a court order and renewed a previously imposed restriction on the explosives operating, or blasting, permit it issued to Metallica’s Mexican subsidiary, MSX, for the Cerro San Pedro (CSP) project for the calendar year 2006. This restriction resulted from a legal action similar to a previous action brought against SEDENA to prohibit it from authorizing the use of explosives on ground owned communally by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit. MSX is working through both political and legal channels to have this restriction lifted and MSX counsel believes that it can be resolved within the next several weeks. This new restriction is not currently expected to impact the completion of construction, which is scheduled for the end of 2006.

In February 2006, Metallica Resources announced that SEDENA had prevailed in a legal action brought by a member of the ejido of Cerro de San Pedro and all restrictions against the use of explosives on the ejido ground were lifted. This latest legal action, brought by yet another member of the same small group of non resident ejido members, is essentially the same as the case in which SEDENA prevailed. Since 2004, this group of five absentee ejiditarios has filed a variety of legal actions against state and federal agencies over the CSP project. Of the cases that have received final rulings, all have been found in favor of the governmental agencies.

MSX has been actively developing the CSP project, including drilling and blasting, for the past six months without incident or issues with regulatory agencies. Despite this new restriction, the development of the CSP project will continue aggressively. MSX is permitted to conduct all of its work activities on the ejido ground with the exception of blasting. Work in the mine site and haul road areas, which are on ejido ground, will include blast hole drilling and dozer work. Work in the process area, which is not on ejido ground and therefore does not fall under this restriction, will continue unabated with the construction of the leach pad and solution ponds as well as commencement of construction on the laboratory, process plant and high voltage power line to the processing site. MSX will work aggressively to have the new restriction on the use of explosives removed, in order that mining operations may commence as scheduled upon completion of construction.

"It is disappointing that this small group can continue to utilize Mexico’s legal system for the political gain of themselves and others, while at the same time jeopardizing the economic well being of the local communities; the livelihoods of the more than 200 employees and subcontractors who are currently working on the project and the greater business environment of the State of San Luis Potosi and United States of Mexico itself," said Metallica Resources’ President & CEO Richard Hall. Hall further states, "This case is essentially the same as the previous case brought against SEDENA, which was struck down by the courts in 2006. MSX will use all of its resources to support SEDENA in prevailing in this case once again."

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 83.6 million shares outstanding. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.